BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street Station
                                   New York, NY  10008



                                   February 14, 1996





Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Public Service Enterprise Group


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                         Sincerely,

                         Damian P. Reitemeyer
Enclosures


             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                     (Amendment No. 1 )*

               Public Service Enterprise Group
             __________________________________
                       NAME OF ISSUER:
                 Common Stock, No par value
           ______________________________________
                TITLE OF CLASS OF SECURITIES
                          744573106
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                  (however, see the Notes).
              (Continued on following page(s))



CUSIP No.  744573106                    Page 1 of 7 Pages



1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly owned subsidiary Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor), and its indirect wholly-owned subsidiary, Bankers Trust
International, PLC. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation and Bankers Trust Company are New York corporations. Bankers Trust International PLC is a London corporation.



NUMBER OF     5. SOLE VOTING POWER
SHARES



BENEFICIALLY   6. SHARED VOTING POWER
OWNED BY














CUSIP No.  744573106                    Page 2 of 7 Pages

EACH         7. SOLE DISPOSITIVE POWER
REPORTING


PERSON        8. SHARED DISPOSITIVE POWER
WITH





9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON




10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES [ ]


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     Bankers Trust International, PLC - BK

















CUSIP No.  744573106                    Page 3 of 7 Pages


Item 1(a)      NAME OF ISSUER:
               Public Service Enterprise Group

Item 1(b)      ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
OFFICES:

                        80 Park Plaza
                        P.O. Box 1171
                      Newark, NJ  07101

Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company(as Trustee for various trusts and employee benefit plans, and investment advisor), and its indirect wholly-owned subsidiary, Bankers Trust International, PLC.


Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue New York, New York  10017.


Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor)are incorporated in the State of New York with its principal business office located in New York. Bankers Trust International PLC is incorporated in England with its principal business office located in London.










CUSIP No.  744573106                    Page 4 of 7 Pages

Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common stock (No par value) of Public Service
          Enterprise Group, a New Jersey corporation.

Item 2(e)    CUSIP NUMBER:
                              744573106


Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company and Bankers Trust
International PLC.,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.


Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:





















CUSIP No.  744573106                    Page 5 of 7 Pages



     (b)  PERCENT OF CLASS:



     (c)  Number of shares as to which the Bank has:

     (i)  sole power to vote or to direct the
                vote -

          (ii)  shared power to vote or to direct the
                 vote -


          (iii)  sole power to dispose or to direct the
                  disposition of -































CUSIP No.  744573106                    Page 6 of 7 Pages

     (iv)  shared power to dispose or to direct
                   the disposition of -





Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
           [X]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.



Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
                    Not Applicable.



Item 9    NOTICE OF DISSOLUTION OF GROUP:
                    Not Applicable
CUSIP No. 744573106                Page 7 of 7 Pages


Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

             Bankers Trust Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

               Bankers Trust International PLC